Exhibit 99.1

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT ON PAYMENT OF 2013 INTERIM DIVIDEND

Reference is made to the 2013 interim results announcement made by PetroChina Company Limited (the “Company”) on 22 August 2013. The board of directors of the Company (the “Board”) has resolved to pay to all shareholders of the Company an interim dividend of RMB0.16110 per share (inclusive of applicable tax). On the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2013, the total amount of the interim dividend payable is RMB29,485 million.

The Board would like to inform the holders of H shares of the Company the following details regarding the payment of the 2013 interim dividend:

The Company will pay an interim dividend of RMB0.16110 per share (inclusive of applicable tax) for the six months ended June 30, 2013 to shareholders whose names appeared on the register of members of the Company at the close of trading on September 11, 2013. In accordance with the relevant provisions of the Articles of Association of the Company, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of H shares shall be paid in Hong Kong Dollars to be calculated on the basis of the average of the mid-point exchange rates for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of dividend by the Board. The average of the mid-point exchange rates for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the 2013 interim dividend by the Board was RMB0.79556 to 1 Hong Kong Dollar. Accordingly, the interim dividend will be 0.20250 Hong Kong Dollar per H share (inclusive of applicable tax).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”), and will pay the declared interim dividend to the Receiving Agent for their onward payment to the holders of H shares. The interim dividend will be paid around October 24, 2013 to the holders of H shares by ordinary mail at their own risks.

By order of the Board PetroChina Company Limited Sun Longde (Vice president, performing the duties of the secretary to the Board)

Beijing, the PRC

24 September 2013

As at the date of this announcement, the board of directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive directors; Mr Li Xinhua, Mr Wang Guoliang and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.